September 10, 2014

VIA EDGAR

James E. O’Connor

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement (File No. 333-189817) of

Apollo Investment Corporation (the “Company”)

Dear Mr. O’Connor:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, the Company hereby requests acceleration of Post-Effective Amendment No. 5 to the Registration Statement on Form N-2 originally filed on July 5, 2013 so that it may become effective by 11:00 a.m. (New York time) on September 12, 2014 or as soon thereafter as practicable.

The Company hereby acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the filing; (2) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (3) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (4) it may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hereby requests that you notify Richard Prins (212-735-2790), Michael Hoffman (212-735-3406) or Raymond Ling (212-735-2502) of Skadden, Arps, Slate, Meagher & Flom LLP by telephone once the Registration Statement has been declared effective.

Very truly yours,

Apollo Investment Corporation

/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President and Secretary